July 14, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Decker:

Re:	Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005 File No. 0-22026

We are responding to your letter of June 22, 2006 in which you state that a restatement of our financial statements would be required if the Company believes reclassification of the payment on our class action lawsuit note payable from a financing activity to an operating activity is material. We have carefully reviewed the appropriate facts and circumstances and based on our quantitative and qualitative analysis have concluded that the reclassification is not material. Accordingly, it is our view and belief that a restatement of our financial statements is not required.

Item – 8 Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36

1.

We have reviewed your response to prior comment 5. Given that you had net cash provided by operating activities of $8,879 for the year ended September 30, 2005, it appears that the classification of the payment on your class action lawsuit note payable from a financing activity to an operating activity is material, and therefore would require that you restate your financial statements. If you do not believe that restatement is required, please provide us with your SAB Topic 1:M analysis with regard to whether this change materially impacted your historical financial statements. If you conclude that restatement is required, please be advised that you are required to disclose the information listed under item 4.02(a) of Form 8-K within four days of your conclusion.

As requested, we are pleased to provide our quantitative analysis as follows.

The settlement of the class-action lawsuit which was agreed to in 2003 and approved by the Court, provided for payment of $21 million in cash and the issuance of a $4 million unsecured subordinated note, which bore interest at 6% annually. The note was payable in four equal payments over two years (June 30 and December 31) with $2 million paid in 2004 and $2 million paid in 2005 so that by June 30, 2005, the note was fully paid. The note was classified as debt on our financial statements (note payable lawsuit settlement) and the terms fully disclosed in the Notes to the Financial Statements.

Level I quantitative analysis. As an initial step in assessing materiality the Company determined that there would be no adjustment to net income, earnings per share, total assets or shareholder’s equity for the fiscal year ended September 30, 2005. In addition, there would be no effect to the overall cash flow of the Company.

Although the 2005 reclassification of $2.0 million is 22.5% of net cash provided by operating activities for the year ended September 30, 2005, we do not believe it is appropriate to measure the materiality of this item solely by this caption. This caption was relatively low in 2005 ($8.9 million in 2005 compared with $28.1 million in 2004), not because of a decline in the overall operating performance of the Company, but primarily due to additional rental merchandise requirements of $19.6 million related to the strategic initiative to open 44 new stores in 2005 (compared with 2 in 2004). The reclassification is only .39% of total revenue of $516 million for the fiscal year ended September 30, 2005 (.4% of fiscal 2004 revenues of $505 million). It is 3.5% of EBITDA of $56.7 million for the year ended September 30, 2005 (3.5% of fiscal 2004 EBITDA of $57.8 million). We do not believe that this issue is material quantitatively within the overall context of the financial statements of the Company. Also, as discussed below in the qualitative analysis section, this issue does not distort the trend of operating cash flow, and was very clearly disclosed in the financial statements in a way that allowed the users to measure the impact of the final payment of this 2003 settlement.

Level II quantitative analysis. The next level of discussion in assessing the materiality of the reclassification was the impact to the prior periods. There would be no adjustment to net income, earnings per share, total assets or shareholder’s equity for any of the periods reported. The reclassification was less than .4% of total revenue of $505 million for the fiscal year ended September 30, 2004. There would be no effect to the overall cash flow of the Company for the fiscal year ended September 30, 2004. There would be no impact to any financial statements for the fiscal year ended September 30, 2003.

Level III qualitative analysis. The Company understands that exclusive reliance on quantitative analysis is insufficient in assessing materiality. As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts could have a material effect on the financial statements. Management considered the following items in determining that the reclassification on the cash flow statement is immaterial to the financial statements:

1.

The reclassification does not mask any change in earnings or any other trends, including cash flow from operations. Net cash flow from operating activities changed from net cash used of ($26.4) million in 2003 to net cash provided of $28.1 million in 2004 to net cash provided of $8.9 million in 2005. As indicated above, the decrease in net cash flow from 2004 to 2005 is primarily related to rental merchandise requirements to open 44 new stores in 2005. This issue does not distort the year-to-year trend in operating cash flow in any meaningful way.

2.	The reclassification does not hide a failure to meet analysts’ consensus expectations. The reclassification does not impact earnings, EPS or overall cash flow of the Company.

3.	The reclassification does not change a cash flow loss into cash flow income or vice versa.

4.	The reclassification arises from one item capable of precise measurement rather than an estimate.

5.	The reclassification does not affect compliance with regulatory requirements.

6.	The reclassification does not affect compliance with loan covenants or any other contractual requirements.

7.	This issue does not impact the segment reporting of the Company.

8.	The reclassification would have no effect on management compensation.

9.	There were no unlawful transactions or misappropriation of assets.

The Company does not believe the reclassification is material based on both the quantitative and qualitative considerations outlined above. In addition, we do not believe it is probable that the judgment of a reasonable person relying on the financial statements would be changed or influenced by the reclassification of this item. Therefore, we do believe that our financial statements present a fair and accurate description of the financial condition of the Company and its business and operations and that the description of the note payable is clear and the facts and circumstances regarding its issuance have been fully and properly disclosed.

Please note that the audit committee concurs with the Company’s determination. The submission and the conclusion of the issue had been discussed with the Company’s independent accountants. We thank you for your comments. Please direct any questions to me at One RentWay Place; Erie, Pa 16509; telephone number (814) 461-5258, or by facsimile (814) 461-5411.

Sincerely,

 /s/ John A. Lombardi

John A. Lombardi

Senior Vice President and Chief Financial Officer